FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

9 May 2013

HSBC BANK CANADA
FIRST QUARTER 2013 RESULTS

• Profit for the quarter ended 31 March 2013 was C$189m, a decrease of 14% compared with the same period in 2012.

• Profit attributable to common shareholders was C$171m for the quarter ended 31 March 2013, a decrease of 15% compared with the same period in 2012.

• Return on average common equity was 16.3% for the quarter ended 31 March 2013 compared with 19.8% for the same period in 2012.

• The cost efficiency ratio improved to 45.0% for the quarter ended 31 March 2013 compared with 50.5% for the same period in 2012.

• Total assets were C$84.4bn at 31 March 2013 compared with C$80.7bn at 31 March 2012.

• Total assets under administration increased to C$20.4bn at 31 March 2013 from C$18.3bn at 31 March 2012.

•      Common equity tier 1 capital ratio was 11.1%, tier 1 ratio 13.9% and total capital ratio 15.9% at 31 March 2013 determined in accordance with regulatory guidelines and the Basel III capital adequacy framework adopted with effect from 1 January 2013.

The abbreviations "C$m" and "C$bn" represent millions and billions of Canadian dollars, respectively.

HSBC Bank Canada	Financial Commentary

Overview

HSBC Bank Canada recorded profit of C$189m for the first quarter of 2013, a decrease of C$30m, or 14%, compared with the first quarter of 2012, and an increase of C$35m, or 23%, compared with the fourth quarter of 2012. Profit attributable to common shareholders was C$171m for the first quarter of 2013, a decrease of C$30m, or 15%, compared with the first quarter of 2012, and an increase of C$34m, or 25%, compared with the fourth quarter of 2012.

The first quarter of 2012 included a gain on the sale of the full service brokerage business of C$84m and a restructuring charge of C$36m mostly relating to the wind-down of the consumer finance business. Excluding the impact of these items and their effect on income tax expense, profit increased by C$17m, or 8%, compared with the same quarter last year. The increase is mainly due to reduced operating expenses from strict cost control and continued delivery of organizational cost effectiveness programmes, which resulted in sustainable cost savings. Additionally contributing to the increase were higher gains on the disposal of available-for-sale financial investments, and a growth in trading income as a result of a change in valuation estimation methodology on derivatives. The increase is partially offset by lower net interest income mainly due to lower average retail and consumer finance loan balances following the strategic refocus of these businesses and continued pressure on net interest spread in a prolonged low interest rate environment.

The fourth quarter of 2012 included a C$42m charge resulting from the write down in the value of investment property. Excluding the charge resulting from the write down, profit in the first quarter of 2013 increased by C$66m compared with the prior quarter mainly due to higher gains on the disposal of available-for-sale financial investments, partially offset by higher specific provisions for commercial exposures notably in the energy and real estate sectors.

Commenting on the results, Paulo Maia, President and Chief Executive Officer of HSBC Bank Canada, said:

"We've enjoyed a good start to 2013, as a result of our focus on building our core businesses, deepening client relationships, and continued improvements in the efficiency of our operations in Canada, consistent with HSBC's global strategy. Our success is driven by our ability to connect internationally-minded Canadian businesses and individuals to opportunities around the world."

Analysis of Consolidated Financial Results for the First Quarter of 2013

Net interest income for the first quarter of 2013 was C$336m, a decrease of C$62m, or 16%, compared with the first quarter of 2012, and a decrease of C$12m, or 3%, compared with the fourth quarter of 2012. The decreases are mainly due to lower average retail and consumer finance loan balances following the strategic refocus of these businesses and continued pressure on net interest spread in a prolonged low interest rate environment.

Net fee income for the first quarter of 2013 was C$146m, an increase of C$3m, or 2%, compared with the first quarter of 2012, and a decrease of C$8m, or 5%, compared with the fourth quarter of 2012. The increase compared with the same quarter last year was due to a growth in authorized commercial credit facilities and higher funds under management. The decrease compared with the prior quarter is mainly due to a reduction in fee income from credit cards associated with lower transaction volume and a decrease in corporate finance fees.

Net trading income for the first quarter of 2013 was C$57m, an increase of C$17m, or 43% compared with the first quarter of 2012, and an increase of C$12m, or 27%, compared with the fourth quarter of 2012. Net trading income increased compared to both the first and fourth quarters of 2012 as a result of a change in estimation methodology in respect of credit and debit valuation adjustments on derivative contracts to reflect evolving market practises. In addition higher global customer trading volumes in foreign exchange products and improved performance in rates and credit products contributed to the increase. Net trading income in the first quarter of 2012 included losses caused by the narrowing of credit spreads on the carrying value of our own debt instruments classified as trading.

Net expense from financial instruments designated at fair value for the first quarter of 2013 was C$3m, compared with a net expense of C$14m in the first quarter of 2012, and was unchanged compared with the fourth quarter of 2012. The bank designates certain subordinated debentures to be recorded at fair value. Income and expense are largely as a result of the widening or narrowing of credit spreads decreasing or increasing the fair value of these subordinated debentures, respectively.

Gains less losses from financial investments for the first quarter of 2013 were C$35m, an increase of C$18m and C$31m respectively compared with the first quarter of 2012 and fourth quarter of 2012. The increases in gains less losses from financial investments are due to higher gains on the disposal of available-for-sale financial investments driven by balance sheet management activities.

Other operating income/(expense) for the first quarter of 2013 was C$13m, unchanged compared with the first quarter of 2012, and an increase of C$39m compared with the fourth quarter of 2012. The fourth quarter of 2012 included a C$42m charge resulting from the write down in the value of investment property.

Gain on the sale of the full service retail brokerage business. The sale of the full service retail brokerage business closed on 1 January 2012 and resulted in a gain of C$84m, net of assets written off and directly related costs. In the fourth quarter of 2012, the bank satisfied certain conditions relating to the sale of the full service retail brokerage business for which we recognized an increase to the gain of C$4m.

Loan impairment charges and other credit risk provisions for the first quarter of 2013 were C$56m, an increase of C$8m, or 17%, compared with the first quarter of 2012, and an increase of C$23m, compared with the fourth quarter of 2012. The increases are primarily due to higher specific provisions for commercial exposures notably in the energy and real estate sectors, partially offset by a reduction in collective consumer finance provisions due to improved delinquency performance.

Total operating expenses (excluding restructuring charges) for the first quarter of 2013 were C$263m, a decrease of C$45m, or 15%, compared with the first quarter of 2012, and a decrease of C$15m, or 5%, compared with the fourth quarter of 2012. The decreases in total operating expenses compared with both quarters are mainly due to strict cost control and continued delivery of our organizational cost effectiveness programmes, which resulted in sustainable cost savings. Cost reductions relating to the wind-down of the bank's consumer finance business as well as reduced activities and expenses related to the delivery of technology services to HSBC Group companies also contributed to a further decrease in total operating expense compared with the same quarter last year.

Restructuring charges of C$36m were recognized in the first quarter of 2012 mainly relating to the wind-down of the bank's consumer finance business.

Income tax expense. The effective tax rate in the first quarter of 2013 was 30.0%, compared with 25.2% in the first quarter of 2012 and 29.9% in the fourth quarter of 2012. The lower effective tax rate in the first quarter of 2012 was largely due to a lower effective tax rate applied to the gain on the sale of the full service retail brokerage business.

Statement of Financial Position

Total assets at 31 March 2013 were C$84.4bn, an increase of C$3.7bn from C$80.7bn at 31 December 2012, mainly due to increases of C$1.7bn in trading assets, C$1.2bn in loans and advances to banks, C$0.4bn in loans and advances to customers and C$0.4bn in customers' liability under acceptances. The growth in trading assets is due to a higher holding of government and agency bonds as a result of increased trading activity in the rates business and a higher holding in pending settlement trading accounts. Loans and advances to banks and loans and advances to customers increased as a result of an increase in reverse repurchase agreements. Excluding the increase in reverse repurchase agreements, loans and advances to banks increased marginally by C$0.1bn and loans and advances to customers decreased by C$0.5bn.

Liquid assets increased to C$25.9bn at 31 March 2013, compared to C$24.3bn at 31 December 2012 mainly as a result of strong deposit growth and debt issues mostly invested in short term investments. Refer to the 'Use of non-IFRS financial measures' for a definition of liquid assets.

Total liabilities at 31 March 2013 were C$78.9bn, an increase of C$3.6bn from C$75.3bn at 31 December 2012, mainly due to increases of C$1.7bn in debt securities in issue, C$1.3bn in trading liabilities and C$0.4bn in acceptances. The increase in debt securities in issue is due to an additional C$1.5bn of medium term notes and bearer deposits issued during the first quarter of 2013. The increase in trading liabilities is driven by an increase in short position securities to manage interest rate risk and a higher holding in pending settlement trading accounts.

Business Performance in the First Quarter of 2013

Commercial Banking

Profit before income tax expense was C$123m for the first quarter of 2013, a decrease of C$34m, or 22%, compared with the first quarter of 2012, and an increase of C$3m, or 3%, compared with the fourth quarter of 2012. The fourth quarter of 2012 included a C$42m charge resulting from the write down in the value of investment property. Excluding the impact of the write down, profit before income tax expense decreased compared with the same quarter last year and compared with the prior quarter due to higher specific impairment provisions in the energy and real estate sectors and lower net interest spread, partially offset by reduced operating expenses as a result of strict cost control and continued delivery of our organizational cost effectiveness programmes, which resulted in sustainable cost savings.

Global Banking and Markets

Profit before income tax expense was C$103m for the first quarter of 2013, an increase of C$17m, or 20%, compared with the first quarter of 2012 and an increase of C$34m, or 49%, compared with the fourth quarter of 2012. The increase in profit before income tax compared with the same quarter last year is due to higher gains on the disposal of available-for-sale investments and improved trading income as a result of a change in valuation estimation methodology on derivatives, higher global customer trading volumes in foreign exchange products and improved performance in rates and credit products. The increase is partially offset by a C$8m gain on the sale of the full service retail brokerage business included in the same quarter last year.

The increase in profit before income tax compared with the prior quarter is due to higher gains on the disposal of available-for-sale investments and improved trading income as a result of a change in valuation estimation methodology on derivatives, higher global customer trading volumes in foreign exchange products and improved performance in rates and credit products. The increase is partially offset by reduced net fee income driven by lower derivative sales and debt capital market fees.

Retail Banking and Wealth Management

Profit before income tax expense for the first quarter of 2013 was C$14m, a decrease of C$78m compared with first quarter of 2012, and an increase of C$11m compared with the fourth quarter of 2012. Profit before income tax in 2012 benefitted from a gain on the sale of the full service retail brokerage business partially offset by related restructuring charges. Excluding these items, profit before income tax expense decreased by C$4m compared with the same quarter last year and increased by C$15m compared with the prior quarter. The remaining decrease in profit before income tax expense compared with the same quarter last year is due to reduced net interest income driven by narrowing net interest spread and a decline in average loan balances partially offset by reduced operating expenses as a result of strict cost control and continued delivery of our organizational cost effectiveness programmes, which resulted in sustainable cost savings. The remaining increase in profit before income tax expense compared with the prior quarter is due to higher net interest income as a result of lower wholesale funding driven by strong growth in customer deposits, partially offset by a decline in average loan balances, and reduced operating expenses as a result of strict cost control and continued delivery of our organizational cost effectiveness programmes, which resulted in sustainable cost savings.

Consumer Finance

Profit before income tax expense was C$35m for the first quarter of 2013, an increase of C$52m compared with the first quarter of 2012, and an increase of C$5m compared with the fourth quarter of 2012. In the first quarter of 2012, C$34m in restructuring costs were incurred following the decision in March 2012 to wind-down the consumer finance business in Canada. Excluding the restructuring costs, profit before income tax expense increased by C$18m compared with the same quarter last year and C$5m compared with the prior quarter mainly due to lower operating expenses and loan impairment charges, partially offset by lower net interest income as a result of declining average loan balances.

Other

Activities or transactions which do not relate directly to the above business segments are reported in Other. The main items reported under Other include gains and losses from the impact of changes in credit spreads on our own subordinated debentures designated at fair value and revenue and expense related to information technology services provided to HSBC Group companies on an arm's length basis. Profit before income tax expense for the first quarter of 2013 was a loss of C$6m, compared with losses of C$28m and C$4m respectively for the first quarter of 2012 and the fourth quarter of 2012. The variances from comparative periods are primarily due to the impact of the items noted above.

Dividends

During the first quarter of 2013, the bank declared and paid C$90m in dividends on HSBC Bank Canada common shares, an increase of C$7m from the same period in 2012.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 30 June 2013, for shareholders of record on 14 June 2013.

Use of non-IFRS financial measures

HSBC Bank Canada uses certain non-IFRS financial measures to assess its performance. Non-IFRS financial measures are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. The following non-IFRS financial measures are used throughout this document and are defined below:

Return on average common equity - Profit attributable to common shareholders on an annualized basis divided by average common equity, which is calculated using month-end balances of common equity for the period.

Post-tax return on average assets - Profit attributable to common shareholders on an annualized basis divided by average assets, which is calculated using average daily balances for the period.

Post-tax return on average risk weighted assets - Profit attributable to common shareholders on an annualized basis divided by the average monthly balances of risk weighted assets for the period. Risk weighted assets are calculated using guidelines issued by OSFI in accordance with the Basel III capital adequacy framework (2012: Risk weighted assets are calculated using the guidelines issued by OSFI in accordance with the Basel II capital adequacy framework).

Cost efficiency ratio - Calculated as total operating expenses for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Adjusted cost efficiency ratio - Cost efficiency ratio adjusted to exclude gains and losses from financial instruments designated at fair value from net operating income before loan impairment charges.

Net interest income, net fee income and net trading income as a percentage of total operating income - Net interest income, net fee income and net trading income for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Ratio of customer advances to customer accounts - Loans and advances to customers divided by customer accounts, using period-end balances.

Average total shareholders' equity to average total assets - Average shareholders' equity is calculated using month-end balances of total shareholders' equity for the period and average total assets are calculated using average daily balances for the period.

Assets under administration - These are assets administered by the bank on behalf of our customers. The bank does not recognise these assets on its consolidated statement of financial position because our customers are the beneficial owners.

Liquid assets - These assets include high grade financial investments and reverse repurchase agreements of which a certain amount is pledged as collateral to secure recognized liabilities and contingent obligations within payment and depository clearing systems.

Caution concerning forward-looking statements

This document contains forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as 'anticipates', 'estimates', 'expects', 'projects', 'intends', 'plans', 'believes', and words and terms of similar substance in connection with discussions of future operating or financial performance. By their very nature, these statements require us to make a number of assumptions and are subject to a number of inherent risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. We caution you to not place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These risk factors - many of which are beyond our control and the effects of which are difficult to predict - that could cause such differences include: capital management, credit, liquidity and funding, market, structural, and operational risks all of which are discussed in the Risk Management section in the Management's Discussion and Analysis of our Annual Report and Accounts 2012. Additional risk factors include: the impact of changes in laws and regulations including relating to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform, over-the-counter derivatives reform in Canada; technological changes and security; global capital market activity; the effects of changes in government monetary and economic policies; changes in prevailing interest rates; inflation levels; and the general business and economic market conditions in Canada and in geographic areas where we operate. Canada is an extremely competitive banking environment, and pressures on our net interest spread may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on our revenues. We caution you that the risk factors disclosed above are not exhaustive, and there could be other uncertainties and potential risk factors not considered here which may adversely affect our results and financial condition. Any forward-looking statements in this document speak only as of the date of this document. We do not undertake any obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required under applicable securities legislation.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. With around 6,600 offices in over 80 countries and territories and assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's first quarter 2013 report will be sent to shareholders in May 2013.

HSBC Bank Canada	Summary

	Quarter ended
	31 March 2013	31 March 2012	31 December 2012
For the period (C$m)
Profit before income tax expense	269	290	218
Net operating income before loan impairment charges and other credit risk provisions	584	681	526
Profit attributable to common shareholders	171	201	137

At period-end (C$m)
Shareholders' equity	5,218	4,958	5,146
Loans and advances to customers (net of impairment allowances)	46,003	45,395	45,572
Customer accounts	48,184	47,037	48,304

Capital measures (1)
Common equity tier 1 capital ratio (%)	11.1	-	-
Tier 1 ratio (%)	13.9	13.2	13.8
Total capital ratio (%)	15.9	15.6	16.0
Assets-to-capital multiple	14.1	13.2	13.1
Risk-weighted assets (C$m)	36,171	36,460	36,668

Performance ratios (%) (2)
Return on average common equity	16.3	19.8	12.9
Post-tax return on average total assets	0.82	0.99	0.66
Post-tax return on average risk-weighted assets (1)	1.9	2.2	1.5

Credit coverage ratio (%)
Loan impairment charges as a percentage of total operating income	9.6	7.0	6.3
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.4	0.4	0.3
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	50.1	64.0	58.6

Efficiency and revenue mix ratios (%) (2)
Cost efficiency ratio	45.0	50.5	52.9
Adjusted cost efficiency ratio	44.8	49.5	52.6
As a percentage of total operating income:
- net interest income	57.5	58.4	66.2
- net fee income	25.0	21.0	29.3
- net trading income	9.8	5.9	8.6

Financial ratios (%) (2)
Ratio of customer advances to customer accounts	95.5	96.5	94.3
Average total shareholders' equity to average total assets	6.2	6.2	6.2

Total assets under administration (C$m) (2)
Funds under management	19,290	17,294	18,327
Custodial accounts	1,121	961	1,133
Total assets under administration	20,411	18,255	19,460

1      Effective 1 January 2013, regulatory information is determined in accordance with the Basel III capital adequacy framework. Comparative regulatory information for 2012 periods, were not restated and are determined in accordance with the Basel II capital adequacy framework.

2 Refer to the 'Use of non-IFRS financial measures' section of this document for a discussion of non-IFRS financial measures.

HSBC Bank Canada	Consolidated Income Statement (Unaudited)

Figures in C$m	Quarter ended
(except per share amounts)	31 March 2013	31 March 2012	31 December 2012

Interest income	517	586	534
Interest expense	(181)	(188)	(186)
Net interest income	336	398	348

Fee income	166	168	178
Fee expense	(20)	(25)	(24)
Net fee income	146	143	154

Trading income excluding net interest income	47	32	34
Net interest income on trading activities	10	8	11
Net trading income	57	40	45

Net expense from financial instruments designated at fair value	(3)	(14)	(3)
Gains less losses from financial investments	35	17	4
Other operating income/(expense)	13	13	(26)
Gain on the sale of the full service retail brokerage business	-	84	4
Net operating income before loan impairment charges and other credit risk provisions	584	681	526
Loan impairment charges and other credit risk provisions	(56)	(48)	(33)
Net operating income	528	633	493
Employee compensation and benefits	(156)	(191)	(153)
General and administrative expenses	(95)	(105)	(109)
Depreciation of property, plant and equipment	(9)	(9)	(8)
Amortization and impairment of intangible assets	(3)	(3)	(8)
Restructuring charges	-	(36)	-
Total operating expenses	(263)	(344)	(278)
Operating profit	265	289	215
Share of profit in associates	4	1	3
Profit before income tax expense	269	290	218
Income tax expense	(80)	(71)	(64)
Profit for the period	189	219	154

Profit attributable to common shareholders	171	201	137
Profit attributable to preferred shareholders	15	15	15
Profit attributable to shareholders	186	216	152
Profit attributable to non-controlling interests	3	3	2

Average number of common shares outstanding (000's)	498,668	498,668	498,668
Basic earnings per common share	0.34	0.40	0.27

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our first quarter 2013 report.

HSBC Bank Canada	Consolidated Statement of Financial Position (Unaudited)

Figures in C$m	At 31 March 2013	At 31 March 2012	At 31 December 2012

ASSETS

Cash and balances at central bank	62	141	56
Items in the course of collection from other banks	135	127	90
Trading assets	6.975	5,751	5,272
Derivatives	1,918	1,963	1,810
Loans and advances to banks	2,742	1,546	1,480
Loans and advances to customers	46,003	45,395	45,572
Financial investments	19,972	20,350	20,410
Other assets	1,049	661	911
Prepayments and accrued income	227	237	165
Customers' liability under acceptances	5,092	4,356	4,737
Property, plant and equipment	138	120	140
Goodwill and intangibles assets	71	75	71
Total assets	84,384	80,722	80,714

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	2,230	1,439	2,173
Customer accounts	48,184	47,037	48,304
Items in the course of transmission to other banks	69	396	71
Trading liabilities	4,027	3,061	2,672
Financial liabilities designated at fair value	438	1,002	436
Derivatives	1,438	1,511	1,415
Debt securities in issue	13,720	14,006	11,980
Other liabilities	2,588	1,558	2,389
Acceptances	5,092	4,356	4,737
Accruals and deferred income	516	540	528
Retirement benefit liabilities	308	304	309
Subordinated liabilities	326	324	324
Total liabilities	78,936	75,534	75,338

Equity
Common shares	1,225	1,225	1,225
Preferred shares	946	946	946
Other reserves	276	317	281
Retained earnings	2,771	2,470	2,694
Total shareholders' equity	5,218	4,958	5,146
Non-controlling interests	230	230	230
Total equity	5,448	5,188	5,376
Total equity and liabilities	84,384	80,722	80,714

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our first quarter 2013 report.

HSBC Bank Canada	Condensed Consolidated Statement of Cash Flows (Unaudited)

Figures in C$m	Quarter ended
	31 March 2013	31 March 2012	31 December 2012
Cash flows generated from/(used in):
- operating activities	887	(1,541)	(1,088)
- investing activities	426	(1,330)	1,113
- financing activities	(108)	(101)	(99)
Net increase/(decrease) in cash and cash equivalents	1,205	(2,972)	(74)
Cash and cash equivalents, beginning of period	1,753	4,877	1,827
Cash and cash equivalents, end of period	2,958	1,905	1,753

Represented by:
- Cash and balances at central bank	62	141	56
- Items in the course of collection from other banks, net	66	(269)	19
- Loans and advances to banks of one month or less	2,742	1,546	1,480
- Treasury bills and certificates of deposits of three months or less	88	487	198
Cash and cash equivalents, end of period	2,958	1,905	1,753

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our first quarter 2013 report.

HSBC Bank Canada	Global Business Segmentation (Unaudited)

We manage and report our operations according to our global businesses.
Figures in C$m	Quarter ended
	31 March 2013	31 March 2012	31 December 2012

Commercial Banking
Net interest income	161	180	177
Net fee income	75	71	77
Net trading income	8	8	6
Other operating income/(expense)	2	5	(40)
Net operating income before loan impairment charges and other credit risk provisions	246	264	220
Loan impairment charges and other credit risk provisions	(39)	(11)	(6)
Net operating income	207	253	214
Total operating expenses	(88)	(97)	(97)
Operating profit	119	156	117
Share of profit in associates	4	1	3
Profit before income tax expense	123	157	120

Global Banking and Markets
Net interest income	42	46	40
Net fee income	18	19	24
Net trading income	37	22	28
Gains less losses from financial investments	33	17	3
Other operating income/(expense)	-	(1)	1
Gain on the sale of the full service retail brokerage business	-	8	-
Net operating income before loan impairment charges and other credit risk provisions	130	111	96
Loan impairment charges and other credit risk provisions	2	-	-
Net operating income	132	111	96
Total operating expenses	(29)	(25)	(27)
Profit before income tax expense	103	86	69

Retail Banking and Wealth Management
Net interest income	89	105	82
Net fee income	43	42	44
Net trading income	4	3	3
Other operating income	3	2	4
Gain on the sale of the full service retail brokerage business	-	76	4
Net operating income before loan impairment charges and other credit risk provisions	139	228	137
Loan impairment charges and other credit risk provisions	(7)	(6)	(8)
Net operating income	132	222	129
Total operating expenses (excluding restructuring charges)	(118)	(128)	(126)
Restructuring charges	-	(2)	-
Profit before income tax expense	14	92	3

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our first quarter 2013 report.

HSBC Bank Canada	Global Business Segmentation (Unaudited)
(continued)
Figures in C$m	Quarter ended
	31 March 2013	31 March 2012	31 December 2012

Consumer Finance
Net interest income	52	73	57
Net fee income	10	11	9
Gains less losses from financial investments	2	-	1
Other operating income	1	2	1
Net operating income before loan impairment charges and other credit risk provisions	65	86	68
Loan impairment charges and other credit risk provisions	(12)	(31)	(19)
Net operating income	53	55	49
Total operating expenses (excluding restructuring charges)	(18)	(38)	(19)
Restructuring charges	-	(34)	-
Profit/(loss) before income tax expense	35	(17)	30

Other
Net interest expense	(8)	(6)	(8)
Net trading income	8	7	8
Net loss from financial instruments designated at fair value	(3)	(14)	(3)
Other operating income	7	5	8
Net operating income/(expense)	4	(8)	5
Total operating expenses	(10)	(20)	(9)
Loss before income tax expense	(6)	(28)	(4)

Effective 1 January 2013, HSBC Bank Canada adopted the revised IAS 19 Employee benefits on a retrospective basis and comparative information has been restated accordingly. More information relating to the restatement will be made available in our first quarter 2013 report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 09 May 2013